UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2013

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Major Management Change

Buenos Aires, May 29, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that on May 25, 2013 Mr. Carlos Alberto da Costa has submitted his irrevocable resignation from the position of Chief Executive Officer of Petrobras Argentina S.A. (hereinafter, the “Company”), due to a need for him to return to duties at Petróleo Brasileiro S.A. – Petrobras.

Considering the importance of the position at issue, the Chairman of the Company’s Board of Directors, in consultation with the other members of the Board, has designated on an interim basis Mr. Ronaldo Batista Assunção as Chief Executive Officer until the next meeting of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 29, 2013

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney